EXHIBIT 99.1

TRX Gold Reports Record Q2 2026 Production and Company Update

TORONTO, March 02, 2026 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TRX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is pleased to announce preliminary results for Q2 20261 as well as a significantly improved capital structure following the exercise of share purchase warrants (“warrants”) of the Company during the quarter. Unless otherwise noted, all references to currency in this press release refer to US dollars.

Stephen Mullowney, TRX Gold CEO commented: “We’re very pleased with the positive trajectory and record gold production achieved at Buckreef Gold this quarter as the Company continued to benefit from access to higher grade ore and improved mill recoveries following our recent process plant upgrades. The record production and leverage to record gold price levels enabled the Company to continue to strengthen its working capital position in Q2 2026, while continuing to invest in the future growth and development of Buckreef Gold. We are now on a significant growth trajectory, and things are getting really exciting! We are anticipating growth in production and resources over time as we continue to execute our plant expansion, increase exploration and evaluate implementation of an optimized mine plan as a result of higher gold prices. We will now be undertaking these activities with a clean capital structure, well capitalized balance sheet and very low debt levels.”

  Record quarterly production and gold price realization: In Q2 2026, the Company achieved record quarterly production of 7,453 ounces of gold, a 13% increase in production over Q1 2026 and sold approximately 7,400 ounces of gold, also a record for the Company. During Q2 2026, the Company also has benefited from a record average market price for gold of approximately $4,682 per ounce (London PM fix), a 21% increase over the Company’s Q1 2026 average realized price per ounce of gold. Revenue is expected to be significantly higher in Q2 2026 than in Q1 2026.
  Clean capital structure following warrant exercises: During Q2 2026, all outstanding warrants of the Company were either exercised or expired. The Company now has a clean capital structure with no remaining warrants outstanding. In Q2 2026, the Company received total gross proceeds of approximately $21.0 million from the exercise of warrants. The Company received gross proceeds of $12.9 million from the exercise of 16,075,386 warrants at an exercise price of $0.80. These warrants had an expiry of February 11, 2026. The remaining 1,538,461 warrants with an exercise price of $0.80 expired unexercised on February 11, 2026. Furthermore, the Company received gross proceeds of $8.2 million from the exercise of all 18,576,923 warrants at an exercise price of $0.44. These warrants had an expiry of January 26, 2027. Following the exercise and expiry of the warrants, the Company has no remaining warrants outstanding. The Company’s share capital consists of approximately 325.6 million common shares issued and outstanding.
  Significantly improved Working Capital ratio of ~2.5x During Q2 2026 the Company continued to strengthen its working capital position through increased production, organically generated cashflow, improved liquidity and an increase in stockpile inventory. As a result, the Company’s current ratio has improved from approximately 1.7 at November 30, 2025, to a ratio approximately 2.5 at February 28, 2026. Following the exercise of the warrants, the Company has a cash balance of approximately $25 million, an increase in net cash of approximately $15.8 million from Q1 2026 as the Company repaid its deferred revenue and improved accounts payable over Q2 2026. As indicated in prior disclosures, the Company has now recapitalized its working capital position.
  Advancing 3,000+ tonne per day (“tpd”) process plant expansion: During Q2 2026, the Company continued to advance upgrades to the 2,000 tpd processing plant and the expansion towards a larger 3,000+ tpd processing plant in line with the robust Preliminary Economic Assessment (“PEA”) completed in Q3 2025. Procurement has been finalized and manufacturing accelerated for several key components, including (i) the pre-leach thickener (arrived at the Dar es Salaam port, civil construction on-site is complete, commissioning is anticipated in Q3 2026); (ii) upgraded agitators & interstage screens (delivered to site, installation underway, completion expected in Q3 2026); (iii) Aachen reactor (installed on-site, operating using compressed air pending commissioning of the oxygen plant); (iv) oxygen plant (enroute to Tanzania, expected to be commissioned in Q3 2026); and (v) ADR plant and new gold room (fabrication is underway, delivery to site expected in Q4 2026, commissioning targeted before the end of Q4 2026). During Q2 2026 the Company also completed several plant enhancements, including the installation of a new apron feeder, tramp metal magnet and weightometer, as well as upgrades to the conveyor belt to improve ore distribution. Metallurgical testwork supporting the upgraded and expanded plant flowsheet was substantially completed in Q2 2026, enabling final equipment specifications for the flotation circuit, fine grind mill, concentrate thickener, and concentrate intensive leach circuit. Procurement processes for the Semi Autogenous Grind (“SAG”) mill, flotation circuit, and fine-grind circuit are underway, with equipment orders expected to be finalized in Q3 2026. Modelling and procurement of a new tertiary cone crusher are also progressing, with delivery and installation targeted for late Q3 2026.
  Enhancing tailings storage (“TSF”) and site infrastructure:   A third and final lift of TSF 2.2 has been approved and construction has commenced, with completion expected by the end of Q3 2026. Engineering design for TSF 3 has been completed, with regulatory approvals anticipated in early Q3 2026. TSF 3 is designed as a life-of-mine facility to be constructed in two stages, with Stage 1 targeted for completion by the end of Q4 2026. Additional on-site offices and housing were completed during Q2 2026, and planning is underway for expanded junior camp facilities. Security upgrades for the process plant and fuel facilities are scheduled to commence in Q3 2026 and are expected to be completed in Q4 2026.
  Planning for Aggressive Drilling and Exploration: In Q2 2026, the Company continued to advance its longer-term mine development and exploration strategy. A second geophysical survey (Induced Polarisation or “IP”) commenced, following up on ten targets identified during the Q1 2026 detailed magnetic survey. The Company’s first exploration drill rig has arrived on site and has begun resource upgrade and grade control drilling at the Eastern Porphyry pit, supporting planned mining in Q3 2026. A diamond drill was mobilized to site at the end of Q2 2026 and will commence exploration drilling to follow up on revised targets identified through the IP survey, as well as initiate a geotechnical drilling program to support planned underground mining at the Main Pit, Stamford Bridge, and Eastern Porphyry.
  Strategic Mine Planning to Expand Further. In light of the rise in gold price, well above the PEA reserve estimate of US$1,900/oz assumption, the Company has initiated a revision of the life-of-mine plan. Preliminary analysis indicates the potential for an expanded third cutback at Main Pit, which could extend open-pit operations and enhance total recoverable ounces. While this may delay the commencement of underground mining at the Main Pit, the Company is also evaluating the potential for an earlier start to underground mining at the Stamford Bridge orebody, alongside accelerating mining of the expanded Eastern Porphyry pit. As the revised mine planning work progresses, the Company intends to reassess long-term processing capacity with the addition of the SAG mill operating in tandem with the existing circuit, targeting an annual throughput well above the capacity anticipated in the PEA.

About TRX Gold Corporation

TRX Gold is a high margin and growing gold company advancing the Buckreef Gold Project in Tanzania. Buckreef Gold includes an established open pit operation and 2,000 tonnes per day process plant with upside potential demonstrated in the May 2025 Preliminary Economic Assessment (the “PEA”). The PEA outlines average gold production of 62,000 oz per annum over 17.6 years at 3,000 tonnes per day of throughput capacity, and a US$1.9 –US$2.6 billion pre-tax NPV5% at average life of mine gold prices of US$4,000-US$5,000/oz2. The Buckreef Gold Project hosts a Measured and Indicated Mineral Resource of 10.8 million tonnes (“MT”) at 2.57 grams per tonne (“g/t”) gold containing 893,000 ounces (“oz”) of gold and an Inferred Mineral Resource of 9.1 MT at 2.47 g/t gold for 726,000 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow to fund the expansion as outlined in the PEA and grow Mineral Resources through exploration. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania.

Qualified Person

Mr. Richard Boffey, BE Mining (Hons) F AusIMM, Chief Operating Officer of TRX Gold Corporation, is the Company’s in-house Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

For investor or shareholder inquiries, please contact:

Investor Relations
IR@TRXgold.com
+1-437-224-5241
+1 844 GOLD TRX (844-465-3879)
www.TRXgold.com

Forward-Looking and Cautionary Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to future gold prices, continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements and the preliminary data included in this press release are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the preliminary data and forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results from operations, exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report prepared in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects on the Buckreef Gold Project (“Buckreef Gold”) titled Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania (“PEA”) with an effective date of April 15, 2025. The PEA was prepared in accordance with NI 43-101 guidelines by P&E Mining Consultants Inc. (“P&E”). Input to this PEA was also provided by D.E.N.M. Engineering Ltd. (“D.E.N.M.”). The information contained herein is subject to all of the assumptions, qualifications and procedures set out in, and is qualified in its entirety by reference to the full text of, the PEA and reference should be made to the full details of the PEA which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

1 TRX Gold will provide additional discussion and analysis regarding its Q2 2026 production, sales and financial results when the Company reports its financial statements and Management’s Discussion and Analysis in mid-April 2026. Financial figures quoted throughout are preliminary in nature, unaudited and subject to change.

2 Base case NPV5% of US$701.0 million pre-tax, or US$442.2 million after tax at consensus forecast case gold prices (US$2,707/oz year 1, US$2,646/oz year 2, US$2,495/oz year 3, US$2,400/oz year 4, US$2,245/oz thereafter).